Zerify, Inc.

100 King Georges Post Road, Suite 603

Edison, NJ 08837

July 10, 2023

FILED AS CORRESPONDENCE ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

Attn: Laura Veator, Senior Staff Accountant

Re:        Zerify, Inc. (the “Company”), Form 10-K for the Fiscal Year ended December 31, 2022; Filed April 14, 2023; (File Number 000-55012)

Dear Sir or Madam:

Please be advised that in response to the Division of Corporation’s Comment Letter dated June 23, 2023, the Company filed Amendment Number 2 to the above-referenced Form 10-K at the following link:

https://www.sec.gov/ix?doc=/Archives/edgar/data/1285543/000147793223005049/zrfy_10ka.htm

The Company respectfully requests whether the  Corporation Finance will be issuing any further comments or whether it will be issuing a Close of Review Letter.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com, should you have any questions regarding this matter.

Thank you.

Sincerely yours,

/s/ Mark L. Kay

By: Mark L. Kay

Chief Executive Officer